Exhibit 99.1

VIQ Solutions Announces Commercial Launch of NetScribe™ for
Transcription Agencies Across the United Kingdom and Canada

VIQ’s cloud-based transcription workflow automation solutions, powered by
Artificial Intelligence, enable efficiency and productivity gains globally

PHOENIX, ARIZONA, October 26, 2021 - VIQ Solutions Inc. (“VIQ”, “VIQ Solutions” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced NetScribe, powered by aiAssist™, is now available in the United Kingdom and Canada significantly improving the execution and management of transcription workflows for transcription companies.

Increasing demand for digital content by global organizations empowered the need for transcription technology and automation. According to Grandview Research, the transcription market in the United States alone was valued at $21 billion in 2020 and is anticipated to expand by 6.1% each year from 2020 to 2027. To keep pace with high demand and market pressures for faster turnaround and enhanced security, transcription companies need NetScribe’s powerful cloud-based transcription workflow management technology to improve productivity and streamline business operations.

The NetScribe platform simplifies and secures verbatim transcripts using AI-powered workflows to accelerate transcription by over 30 percent. With NetScribe, transcription companies have secure and reliable access to progressive, single and multi-channel audio recordings for quick rendering into comprehensive, formatted documents for professional editors to promptly review and edit. The addition of NetScribe technology in Canada and the United Kingdom creates a highly secure environment that is nationalized to support local data sovereignty requirements.

“NetScribe is a secure workflow management tool that allows our business to leverage speech recognition technology within our transcription workflow,” said Maria French, CEO, Nova Transcribe, a current NetScribe client. “Simple interfaces made it easy for us to set up our customers and deliver quality transcripts on time.”

To enable digital transformation for Transcription Service Providers globally, VIQ announced the appointment of Joel Turry as VP Sales, Transcription Providers, to drive the channel sales strategy and enablement programs to meet aggressive growth objectives. An experienced leader in the Transcription Services Provider space, Mr. Turry has more than 25 years experience in transcription services and workflow transformation.

"I can think of no better leader to build our Transcription Provider business to deliver nextgen software solutions that provide immediate value for our clients," said Susan Sumner, President and Chief Operating Officer, VIQ Solutions. “NetScribe technology enables our clients to realize the benefits of fast, accurate transcript creation. It also enables global transcription companies to expand their workflows by offering a secure method to create comprehensive documentation in the most efficient way possible. AI technology, augmented by human expertise, improves speed, accessibility and quality of highly complex documentation.”

VIQ Solutions leads digital transformation with cutting-edge technologies delivering faster and more accurate transcripts while securely protecting confidential information. VIQ reduces costs, decreases turnaround times, and increases transcript accuracy providing innovative digitization to the industry.

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions	Ph. 1-914-598-7733

Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, the anticipated expansion of the transcription market in the United States and the benefits of NetScribe technology.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s recent initiatives, and that sales and prospects may provide incremental value for shareholders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s base shelf prospectus dated June 10, 2021 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.